FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____  No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release of third quarter 2007 results of JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on November 9, 2007.

JA Solar Reports Third Quarter 2007 Results

●	Total revenues for 3Q07 of RMB 850.0 million (US$ 113.4 million) compared to revenues of RMB 248.0 million (US$ 33.1 million) for 3Q06
●	3Q07 net income of RMB 3.55 (US$ 0.47) per diluted ADS compared to RMB 0.16 (US$ 0.02 ) per diluted ADS in 3Q06
●	Based on demand forecasts the Company expects production capacity of 425 MW per annum by the end of 2008
●	Company raises full year guidance and production outlook

Hebei, China, November 9, 2007– JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today reported financial results for the third quarter ended September 30, 2007.

Third Quarter 2007 Results

Total revenues for the third quarter 2007 were RMB 850.0 million (US$ 113.4 million), compared to revenues of RMB 248.0 million (US$ 33.1 million) for the third quarter 2006, and RMB 457.0 million (US$ 61.0 million) for the second quarter 2007.  The third quarter 2007 revenues included solar cell processing service revenue of RMB 41.8 million (US$ 5.6 million), compared to nil in the third quarter 2006 and RMB 26.2 million (US$ 3.5 million) in the second quarter 2007.

Total gross profit for the third quarter 2007 was RMB 199.3 million (US$ 26.6 million), including solar cell processing service profit of RMB 30.7 million (US$ 4.1 million).  Total gross margin was 23.45% for the third quarter 2007, compared to 24.10% for the second quarter 2007.  Excluding solar cell processing service gross profit, our gross margin was 20.87% in the third quarter 2007, compared to 20.96% in the second quarter 2007.

Net income available to ordinary shareholders for the third quarter 2007 was RMB 165.9 million (US$ 22.1 million) compared to a net income available to ordinary shareholders of RMB 4.1 million (US$ 0.55 million) for the third quarter 2006, and net income available to ordinary shareholders of RMB 75.7 million (US$ 10.1 million) for the second quarter 2007.

For the third quarter 2007 basic and diluted earnings per ADS were RMB 3.60 (US$ 0.48) and RMB 3.55 (US$ 0.47) respectively. Each ADS represents three of our ordinary shares.

The 2007 third quarter included share-based compensation expense of RMB 15.1 million (US$ 2.0 million), or RMB 0.32 (US$ 0.04) per diluted ADS.

Capital expenditures were RMB 144.3 million (US$ 19.3 million) in the third quarter 2007, as compared to RMB 47.4 million (US$ 6.3 million) in the second quarter 2007 and RMB 26.8 million (US$ 3.6 million) in the third quarter 2006.  Depreciation and amortization expenses in the third quarter 2007 were RMB 10.7 million (US$ 1.4 million), as compared to RMB 6.3 million (US$ 0.8 million) in the second quarter 2007 and RMB 4.0 million (US$ 0.5 million) in the third quarter 2006.

As of September 30, 2007, JA Solar had cash and cash equivalents of RMB 0.8 billion (US$ 106.0 million) compared with RMB 1.6 billion (US$ 209.0 million) at the end of the second quarter 2007.  Short term debt remained at RMB 150.0 million (US$ 20.0 million) at the end of the third quarter 2007.

Set out below is a summary of megawatts produced and shipped (including processing service):
Three months ended
Megawatts	September 30, 2006	June 30, 2007	September 30, 2007

Produced	9.7MW	22.6MW	44.6MW

Shipped	9.2MW	24.0MW	43.8MW

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2007, which was RMB 7.4928 to US$ 1.0000.  No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 28, 2007, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “We continue to successfully ramp the company’s sales growth, while executing our aggressive capacity expansion.  In the third quarter we announced a series of important supply deals, and selectively strengthened our customer partnerships.  We continue to gain confidence in our business and execution.  In order to support the expected growth, we recently enhanced our operation, sales and marketing teams with the addition of several experienced executives.”

Herman Zhao, JA Solar’s Chief Financial Officer, said, “Gross margin was essentially steady, even though we incurred much higher operating costs to achieve our revenue growth in the third quarter 2007. In October 2007 we completed a follow-on offering of our ADR’s, with net proceeds of US$198 million.  The additional proceeds have strengthened our balance sheet and given us added leverage in negotiating with suppliers and added confidence in executing our expansion plan.”

Company Raises Financial Outlook
Based on current market conditions and customer forecasts, the Company is raising its production outlook to 120MW from 110MW for 2007.  This would result in revenues for the full year of 2007 in the range of approximately RMB 2,398 million (US$ 320 million) to RMB 2,473 million (US$ 330 million) from prior guidance of RMB 2,248 million (US$ 300 million) to RMB 2,323 million (US$ 310 million).  Gross margin is expected to be approximately 20.0%. Share-based compensation expense in the fourth quarter 2007 is expected to be approximately RMB 63.5 million (US$ 8.5 million). The increase in share-based compensation expense compared to third quarter 2007 is a result of stock options and restricted stock units granted to our new key executives that were hired in mid-September 2007. These newly granted option awards will vest over a four-year period.

Based on current demand we expect to reach production capacity of 425 MW per annum by the end of 2008, compared to our current 175 MW production capacity.

Investor Conference Call / Webcast Details
A conference call has been scheduled for 9:00 p.m. on Friday, November 9, 2007 (in Hebei). This will be 8:00 a.m. on Friday, November 9, in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-201-689-8560.  A live webcast of the conference call will be available on the Company's website at www.jasolar.com. The playback will be available beginning two hours after the live call and will be accessible by dialing +1-201-612-7415. The account number to access the replay is 3055 and the pass code is 258808.

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

In China Herman Zhao Chief Financial Officer JA Solar +86-319-580-0867	In the U.S. David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

# # #

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

(Unaudited)
	Three months ended
	September 30, 2006		June 30, 2007		September 30, 2007
	RMB	USD	RMB	USD	RMB	USD
Revenue from sale of goods
Solar cells to third parties	226,487,802	30,227,392	429,872,021	57,371,346	803,948,453	107,296,131
Solar cells to related parties	21,474,267	2,865,987	909,229	121,347	4,235,069	565,218
Solar cells processing	-	-	26,202,654	3,497,044	41,811,183	5,580,181
Total revenues	247,962,069	33,093,379	456,983,904	60,989,737	849,994,705	113,441,530
Cost of revenues
Solar cells	(182,883,659)	(24,407,919)	(340,498,142)	(45,443,378)	(639,550,780)	(85,355,378)
Solar cells processing	-	-	(6,360,581)	(848,892)	(11,112,156)	(1,483,045)
Total cost of revenues	(182,883,659)	(24,407,919)	(346,858,723)	(46,292,270)	(650,662,936)	(86,838,423)
Gross profit	65,078,410	8,685,460	110,125,181	14,697,467	199,331,769	26,603,107
Selling, general and administrative expenses	(24,497,619)	(3,269,488)	(24,447,478)	(3,262,796)	(27,813,372)	(3,712,013)
Research and development expenses	(393,384)	(52,502)	(709,269)	(94,660)	(1,109,276)	(148,046)
Total operating expenses	(24,891,003)	(3,321,990)	(25,156,747)	(3,357,456)	(28,922,648)	(3,860,059)
Income from operations	40,187,407	5,363,470	84,968,434	11,340,011	170,409,121	22,743,048
Interest expense	(1,057,834)	(141,180)	(961,102)	(128,270)	(1,321,305)	(176,343)
Interest income	317,303	42,348	19,901,549	2,656,090	13,992,625	1,867,476
Foreign exchange gain/ (loss)	152,627	20,370	(30,310,479)	(4,045,281)	(18,952,072)	(2,529,371)
Other income	-	-	2,068,353	276,045	1,735,985	231,687
Income before income taxes	39,599,503	5,285,008	75,666,755	10,098,595	165,864,354	22,136,497
Income tax benefit/ (expense)	-	-	-	-	-	-
Net income	39,599,503	5,285,008	75,666,755	10,098,595	165,864,354	22,136,497
Preferred shares accretion	(489,600)	(65,343)	-	-	-	-
Preferred shares beneficial conversion charge	(34,732,133)	(4,635,401)	-	-	-	-
Allocation of income to participating preferred share holders	(233,246)	(31,129)	-	-	-	-
Net income available to ordinary shareholders	4,144,524	553,135	75,666,755	10,098,595	165,864,354	22,136,497
Net income per ordinary shares
Basic	0.052	0.007	0.547	0.073	1.200	0.160
Diluted	0.052	0.007	0.542	0.072	1.184	0.158

Weighted average number of ordinary shares outstanding:
Basic	80,000,000	80,000,000	138,270,000	138,270,000	138,270,000	138,270,000
Diluted	80,000,000	80,000,000	139,496,802	139,496,802	140,095,013	140,095,013

Net income per ADS
Basic	0.155	0.021	1.642	0.219	3.599	0.480
Diluted	0.155	0.021	1.627	0.217	3.552	0.474

Weighted average number of ADS outstanding:
Basic	26,666,667	26,666,667	46,090,000	46,090,000	46,090,000	46,090,000
Diluted	26,666,667	26,666,667	46,498,934	46,498,934	46,698,338	46,698,338
Each ADS represents 3 ordinary shares

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets

	December 31, 2006		September 30, 2007
	RMB	USD	RMB	USD
	(Audited)	(Conversion)	(Unaudited)	(Conversion)
ASSETS
Current assets
Cash and cash equivalents	95,758,377	12,780,052	794,091,285	105,980,579
Accounts receivables from third party customers	47,719,752	6,368,748	120,650,789	16,102,230
Inventories	154,675,325	20,643,194	185,291,642	24,729,292
Value-added tax recoverable	-	-	9,863,205	1,316,358
Advances to related party suppliers	39,831,642	5,315,989	319,715,194	42,669,655
Advances to third party suppliers	1,608,765	214,708	541,229,919	72,233,334
Other current assets	6,673,976	890,719	37,545,565	5,010,886
Total current assets	346,267,837	46,213,410	2,008,387,599	268,042,334
Property and equipment, net	139,399,605	18,604,474	406,763,680	54,287,273
Intangible asset, net	7,224,713	964,221	6,771,102	903,681
Other long term assets-advance to third party suppliers	-	-	383,863,360	51,230,963
Total assets	492,892,155	65,782,105	2,805,785,741	374,464,251
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Tax payables	3,639,665	485,755	-	-
Advances from third parties customers	21,329,609	2,846,681	134,286,106	17,922,019
Short-term bank borrowings	150,000,000	20,019,218	150,000,000	20,019,218
Accounts payable to third parties	2,501,790	333,893	8,034,044	1,072,235
Other payables to third parties	2,769,566	369,630	10,220,319	1,364,019
Payroll and welfare payable	2,676,854	357,257	4,587,014	612,190
Accrued expenses	3,932,709	524,865	11,378,964	1,518,653
Accounts payable to related parties	70,868	9,458	349,411	46,633
Other payable to related parties	183,555	24,498	340,523	45,447
Total current liabilities	187,104,616	24,971,255	319,196,381	42,600,414
Total liabilities	187,104,616	24,971,255	319,196,381	42,600,414
Preferred shares (US$0.0001 par value; 6,520,000 and 0 shares outstanding as of December 31, 2006 and September 30, 2007)	110,037,714	14,685,793	-	-
Shareholders’ equity:
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 and 138,270,000 shares issued and outstanding as of December 31, 2006 and September 30 , 2007)	66,212	8,837	111,453	14,875
Additional paid-in capital	106,715,707	14,242,434	2,095,987,596	279,733,557
Statutory reserve	14,587,748	1,946,902	14,587,748	1,946,902
Retained earnings	74,380,158	9,926,884	375,902,563	50,168,503
Total shareholders’ equity	195,749,825	26,125,057	2,486,589,360	331,863,837
Total liabilities and shareholders’ equity	492,892,155	65,782,105	2,805,785,741	374,464,251

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:                   Huaijin Yang

Title:                      Chief Executive Officer

Date: November 12, 2007